November 1, 2011

Via EDGAR and FedEx

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	MannKind Corporation Form 10-K for Fiscal Year Ended December 31, 2010 Filed on March 16, 2011 File No. 000-50865

Ladies and Gentlemen:

This letter is being transmitted by MannKind Corporation (the “Company”) in response to a follow-up verbal comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), via telephone on October 20, 2011, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010. The text of the Staff’s verbal comment has been included in the paragraph below in italics for your convenience.

Notes to Consolidated Financial Statements

8. Senior convertible notes, page 79

Please refer to your response in Comment No. 1. Please provide the proposed disclosure to be included in future period reports that clarifies that the maximum number of shares that could be required to be delivered under the contract is fixed. Please also clarify in the disclosure that an analysis is performed each reporting date to confirm the maximum number of shares that could be required to be delivered under the contract is less than the number of available authorized shares (authorized and unissued shares less the maximum number of shares that could be required to be delivered during the contract period under existing commitments).

Response:

The Company proposes to include in future periodic reports, beginning with the Company’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2011, disclosure comparable to the following disclosure for the year ended December 31, 2010 (relevant disclosure is highlighted in bold and italics):

On August 18, 2010, the Company completed a Rule 144A offering of $100.0 million aggregate principal amount of 5.75% Senior Convertible Notes due 2015. The Notes due 2015 are governed by the terms of an indenture dated as of August 24, 2010 (the “2015 Note Indenture”). The Notes due 2015 bear interest at the rate of 5.75% per year on the principal amount, payable in cash semi-annually in arrears on February 15 and August 15 of each year, beginning February 15, 2011. As of December 31, 2010, the Company had accrued interest of $2.0 million related to the Notes due 2015. The Notes due 2015 are general, unsecured, senior obligations of the Company and effectively rank junior in right of payment to all of the Company’s secured debt, to the extent of the value of the assets securing such debt, and to the debt and all other liabilities of the Company’s subsidiaries. The maturity date of the Notes due 2015 is August 15, 2015 and payment is due in full on that date for unconverted securities. Holders of the Notes due 2015 may convert, at any time prior to the close of business on the business day immediately preceding the stated maturity date, any outstanding principal into shares of the Company’s common stock at an initial conversion rate of 147.0859 shares per $1,000 principal amount, which is equal to a conversion price of approximately $6.80 per share, subject to adjustment. Except in certain circumstances, if the Company undergoes a fundamental change: (1) the Company will pay a make-whole premium on the Notes due 2015 converted in connection with a fundamental change by increasing the conversion rate on such Notes due 2015, which amount, if any, will be based on the Company’s common stock price and the effective date of the fundamental change, and (2) each holder of Notes due 2015 will have the option to require the Company to repurchase all or any portion of such holder’s Notes due 2015 at a repurchase price of 100% of the principal amount of the Notes due 2015 to be repurchased plus accrued and unpaid interest, if any. The Company may elect to redeem some or all of the Notes due 2015 if the closing stock price has equaled 150% of the conversion price for at least 20 of the 30 consecutive trading days ending on the trading day before the Company’s redemption notice. The redemption price will equal 100% of the principal amount of the Notes due 2015 to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, plus a make-whole payment equal to the sum of the present values of the remaining scheduled interest payments through and including August 15, 2015 (other than interest accrued up to, but excluding, the redemption date). The Company will be obligated to make the make-whole payment on all the Notes due 2015 called for redemption and converted during the period from the date the Company mailed the notice of redemption to and including the redemption date. The Company may elect to make the make-whole payment in cash or shares of its common stock, subject to certain limitations. Under the terms of the 2015 Note Indenture, the conversion option can be net-share settled and the maximum number of shares that could be required to be delivered under the contract, including the make-whole shares, is fixed and less than the number of authorized and unissued shares less the maximum number of shares that could be required to be delivered during the contract period under existing commitments. The Company performed an analysis at the time of the offering of the Notes due 2015 and each reporting date since and has concluded that the number of available authorized shares at the time of the offering and each subsequent reporting date was in excess of the maximum number of shares that could be required to be delivered during the contract period under existing commitments, including the outstanding convertible notes, stock options, restricted stock units, warrants and other potential common stock issuances.

The Company incurred approximately $4.2 million in issuance costs which are recorded as an offset to the Notes due 2015 in the accompanying condensed consolidated balance sheets. These costs are being amortized to interest expense using the effective interest method over the term of the Notes due 2015.

On December 12, 2006, the Company completed an offering of $115.0 million aggregate principal amount of 3.75% Senior Convertible Notes due 2013, including $15.0 million aggregate principal amount of the Notes due 2013 sold pursuant to the underwriters’ over-allotment option that was exercised in full. The Notes due 2013 are governed by the terms of an indenture dated as of November 1, 2006 and a First Supplemental Indenture, dated as of December 12, 2006 (the “2013 Note Indenture”). The Notes due 2013 bear interest at the rate of 3.75% per year on the principal amount, payable in cash semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2007. The Company had accrued interest of $192,000 and $192,000 related to the Notes due 2013 for the years ended December 31, 2009 and 2010, respectively. The Notes due 2013 are general, unsecured, senior obligations of the Company and effectively rank junior in right of payment to all of the Company’s secured debt, to the extent of the value of the assets securing such debt, and to the debt and all other liabilities of the Company. The maturity date of the Notes due 2013 is December 15, 2013 and payment is due in full on that date for unconverted securities. Holders may convert, at any time prior to the close of business on the business day immediately preceding the stated maturity date, any outstanding Notes due 2013 into shares of the Company’s common stock at an initial conversion rate of 44.5002 shares per $1,000 principal amount of Notes due 2013, which is equal to a conversion price of approximately $22.47 per share, subject to adjustment. Except in certain circumstances, if the Company undergoes a fundamental change: (1) the Company will pay a make-whole premium on the Notes due 2013 converted in connection with a fundamental change by increasing the conversion rate on such Notes due 2013, which amount, if any, will be based on the Company’s common stock price and the effective date of the fundamental change, and (2) each holder of the Notes due 2013 will have the option to require the Company to repurchase all or any portion of such holder’s Notes due 2013 at a repurchase price of 100% of the principal amount of the Notes due 2013 to be repurchased plus accrued and unpaid interest, if any. Under the terms of the 2013 Note Indenture, the conversion option can be net-share settled and the maximum number of shares that could be required to be delivered under the contract, including the make-whole shares, is fixed and less than the number of authorized and unissued shares less the maximum number of shares that could be required to be delivered during the contract period under existing commitments. The Company performed an analysis at the time of the offering of the Notes due 2013 and each reporting date since and has concluded that the number of available authorized shares at the time of the offering and each subsequent reporting date was in excess of the maximum number of shares that could be required to be delivered during the contract period under existing commitments, including the outstanding convertible notes, stock options, restricted stock units, warrants and other potential common stock issuances.

The Company incurred approximately $3.7 million in debt issuance costs which are recorded as an offset to the debt in the accompanying balance sheet. These costs are being amortized to interest expense using the effective interest method over the term of the Notes due 2013.

Amortization of debt issuance expense in connection with the offerings of the Notes due 2015 and the Notes due 2013 during the years ended December 31, 2008, 2009 and 2010 were $491,000, $513,000 and $787,000, respectively.

***

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (661) 295-4784 with any questions or further comments regarding the Company’s response to the Staff’s comment.

Sincerely,

MannKind Corporation

By:	/S/ MATTHEW J. PFEFFER
Corporate Vice President and
Chief Financial Officer